[redacted]

08027777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Capital Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Market Street, Suite 200
(No. and Street)

Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell O. Vernon, President 215-282-4420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell O. Vernon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Capital Investments, Inc , as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Russell O. Vernon
Signature

Russell O. Vernon
President

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Commerce Capital Investments, Inc.
December 31, 2007
With Report of Independent Registered Public Accounting Firm

0801-0899855-PH

Commerce Capital Investments, Inc.

Statement of Financial Condition

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

0801-0899855-PH

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Capital Investments, Inc.

We have audited the accompanying statement of financial condition of Commerce Capital Investments, Inc. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commerce Capital Investments, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 28, 2008

Commerce Capital Investments, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 5,682,212
Other assets	35,000
Total assets	$ 5,717,212
Liabilities and stockholder's equity	
Liabilities:	
Income tax payable	$ 36,190
Other liabilities	6,000
Total liabilities	42,190
Stockholder's equity:	
Common stock—authorized 10,000 shares; issued 1,000 shares, no par or stated value	500,000
Paid-in capital	4,800,000
Retained earnings	375,022
Total stockholder's equity	5,675,022
Total liabilities and stockholder's equity	$ 5,717,212

See accompanying notes.

Commerce Capital Investments, Inc.

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

Commerce Capital Investments, Inc. (the Company), a financial subsidiary of Commerce Bank, N.A. (CBNA), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). CBNA is a wholly owned subsidiary of Commerce Bancorp, Inc. (Bancorp), a multi-bank holding company headquartered in Cherry Hill, New Jersey.

On October 2, 2007, Bancorp announced that it had signed a definitive agreement to be acquired by Toronto Dominion Financial Group. This transaction is subject to regulatory approval and is expected to be consummated in the first half of 2008.

FINRA, formerly the National Association of Securities Dealers, granted the Company's application for membership effective January 18, 2001. The Company primarily underwrites and trades in corporate debt and equity securities with institutional customer accounts.

2. Significant Accounting Policies

Significant accounting policies are summarized as follows:

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents in the statement of financial condition approximates fair value.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Bancorp. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to Bancorp.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. New Accounting Policies

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115* (SFAS No. 159). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company's adoption of SFAS No. 159 did not have a material effect on the consolidated statement of financial condition.

The Company adopted FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes,* an interpretation of FASB Statement No. 109, *Accounting for Income Taxes* (SFAS No. 109). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return and also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The adoption of FIN 48 had no impact on the Company.

4. Accounting Policies Not Yet Adopted

In September, 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. SFAS 157 is effective for statement of financial condition issued for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 should be applied prospectively upon initial adoption. The Company is still assessing the impact SFAS 157 will have on its consolidated statement of financial condition.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow the withdrawal of equity capital or payment of dividends if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2007, the Company had net capital of $(42,190), which was $292,190 deficient of the required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was negative 14 to 1.

6. Related Party Transactions

The Company has entered into a management agreement with Commerce Capital Markets, Inc. (CCMI), an affiliated broker-dealer, whereby the Company agrees to pay CCMI fifty percent (50%) of its generated gross revenues in the form of a management fee. This fee is reimbursement of rent, utilities, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses paid by CCMI on the Company's behalf. The financial condition may have been significantly different had the Company been autonomous.

ERNST & YOUNG
Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096
Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Commerce Capital Investments, Inc.

In planning and performing our audit of the financial statements of Commerce Capital Investments, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This deficiency was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007, and this deficiency does not affect our report on the financial statements of the Company dated December 31, 2007. At December 31, 2007, the Company held $5.7 million of cash at a related party which is a non-allowable asset. This caused the Company to have a capital position that was less than the minimum capital required which is a violation of Rule 17a-3. In accordance with Rule 17a-11, the Company immediately notified their regulators. The matter did not result in any financial loss to the Company and did not result in any inability of the Company to discharge its responsibilities to its customers or broker-dealers since the Company had no transactions during 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives except for the matter described above which we believe to be a material inadequacy.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulating Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered

brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2008

END